

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2018

Glenn Tynan
Chief Financial Officer
CURTISS WRIGHT CORP
130 Harbour Place Drive, Suite 300
Davidson, North Carolina 28036

      Re: CURTISS WRIGHT CORP
          Form 10-K for the fiscal year ended December 31, 2017
          Filed on February 22, 2018
          Form 10-Q for the period ended June 30, 2018
          Filed on July 26, 2018
          File No. 001-00134

Dear Mr. Tynan:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction